UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

- ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
EatCrateful Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 21, 2017

Physical address of issuer
12665 Village Lane, #1532, Playa Vista, CA 90094

Website of issuer
http://www.cratefulcatering.com/

Current number of employees
8

Filer EDGAR CIK
0001736448

Filer EDGAR CCC
3yRS3H$@

Submission Contact Person Information

Name
Emanuele Ponzo

Phone Number
(626) 899-5687

Email Address
emanuele@crateful.la

Notification Email Address
emanuele@crateful.la

Signatories

Name
Emanuele Ponzo

Signature

Title
CEO

Email
emanuele@crateful.la

Date
August 14, 2026